03032770

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 16 2003
WASH. D.C. 167

SUPPL

Your reference File No. 82-5089
Our reference AC/ih
Date October 15, 2003

**Zurich Financial Services / File No. 82-5089;**
**Information furnished to maintain Rule 12g 3-2 (b) exemption**


Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com


Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services closes repurchase of Bâloise shares" dated October 14, 2003.

Should there be any queries or comments please do not hesitate to contact us.

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Yours sincerely
Zurich Financial Services
Legal Department

per I. Haberling

Andres Christen

Enclosure

dlw 10/28

3213B-98

*Media Release*

File No. 82-5089

ZURICH
FINANCIAL SERVICES

## Zurich Financial Services closes repurchase of Bâloise shares

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, October 14, 2003 – Zurich Financial Services Group (Zurich) has, based on receipt of regulatory approval, completed the purchase of 11,600,000 Bâloise shares from The Strategic Money Management Company B.V. (SMM). This transaction was announced on July 16, 2003. The purchase price was set at CHF 47.30 per share amounting to an aggregate transaction volume of CHF 548.7 million.

**Zurich Financial Services** is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 50 countries and employs about 64,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN